EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                   THREE MONTHS ENDED                SIX MONTHS ENDED
($ IN THOUSANDS)                                         JUNE 30,                       JUNE 30,
                                                -----------------------         -----------------------
                                                  2002            2001            2002            2001
                                                -------        --------         -------        --------
Income (loss) from continuing operations        $ 7,124        $ (3,173)        $11,358        $(40,529)
Income tax expense (benefit)                      4,459               0           7,110         (16,880)
                                                -------        --------         -------        --------
Earnings (loss) before income taxes (A)          11,583          (3,173)         18,468         (57,409)
Fixed charges:
  Interest                                       12,369          26,119          25,479          50,395
  One-third of all rentals                          437             484             923             805
  Preferred stock dividend of subsidiary
   trust                                          2,248           2,248           4,495           4,495
                                                -------        --------         -------        --------
  Total fixed charges                            15,054          28,851          30,897          55,695
                                                -------        --------         -------        --------
Earnings (loss) before income taxes and
  fixed charges                                 $26,637        $ 25,678         $49,365        $ (1,714)
Ratio of earnings to fixed charges (B)             1.77 x           N/M (C)        1.60 x           N/M (C)
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(A)   Earnings (loss) before income taxes in the six months ended June 30, 2001 include $41.8 million of unusual charges. Unusual charges include severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

(B) For purposes of computing these ratios, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(C) The ratio calculated in the three and six months ended June 30, 2001 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $3,173 for the three months ended June 30, 2001 and $57,409 for the six months ended June 30, 2001.




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